SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                            JANEX INTERNATIONAL, INC.
                            -------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                   470883 10 9
                                 --------------
                                 (CUSIP Number)


                                Vincent W. Goett
    2999 North 44th Street, Suite 225, Phoenix, Arizona 85018; (602) 808-8765
   ---------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notes and Communications)

                                December 11, 1998
                        --------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      Exhibit index appears at end of text.

                         (Continued on following pages)

CUSIP NO. 470883 10 9
          -----------
================================================================================
1     NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FUTECH INTERACTIVE PRODUCTS, INC.
      --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
      --------------------------------------------------------------------------
3     SEC USE ONLY

      --------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC, AF
      --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]
      --------------------------------------------------------------------------
6     CITZENSHIP OR PLACE OF ORGANIZATION

      Arizona
      --------------------------------------------------------------------------
                    7  SOLE VOTING POWER
                       13,230,691
       NUMBER OF       ---------------------------------------------------------
        SHARES      8  SHARED VOTING POWER
      BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH       9  SOLE DISPOSITIVE POWER
       REPORTING       13,230,691
        PERSON         ---------------------------------------------------------
         WITH      10  SHARED DISPOSITIVE POWER

                       ---------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,230,691
      --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.2%
      --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------
================================================================================
*SEE INSTRUCTIONS
                               Page 2 of 13 Pages

CUSIP NO. 470883 10 9
          -----------
================================================================================
1     NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      VINCENT W. GOETT
      --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
      --------------------------------------------------------------------------
3     SEC USE ONLY

      --------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF, AF
      --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]
      --------------------------------------------------------------------------
6     CITZENSHIP OR PLACE OF ORGANIZATION

      United States Citizen
      --------------------------------------------------------------------------
                    7  SOLE VOTING POWER

       NUMBER OF       ---------------------------------------------------------
        SHARES      8  SHARED VOTING POWER
      BENEFICIALLY     13,240,691
       OWNED BY        ---------------------------------------------------------
         EACH       9  SOLE DISPOSITIVE POWER
       REPORTING
        PERSON         ---------------------------------------------------------
         WITH      10  SHARED DISPOSITIVE POWER
                       13,240,691
                       ---------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,240,691
      --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.2%
      --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------
================================================================================
*SEE INSTRUCTIONS
                               Page 3 of 13 Pages

CUSIP NO. 470883 10 9
          -----------
================================================================================
1     NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MELISSA GOETT
      --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
      --------------------------------------------------------------------------
3     SEC USE ONLY

      --------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
      --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]
      --------------------------------------------------------------------------
6     CITZENSHIP OR PLACE OF ORGANIZATION

      United States Citizen
      --------------------------------------------------------------------------
                    7  SOLE VOTING POWER

       NUMBER OF       ---------------------------------------------------------
        SHARES      8  SHARED VOTING POWER
      BENEFICIALLY     13,240,691
       OWNED BY        ---------------------------------------------------------
         EACH       9  SOLE DISPOSITIVE POWER
       REPORTING
        PERSON         ---------------------------------------------------------
         WITH      10  SHARED DISPOSITIVE POWER
                       13,240,691
                       ---------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,240,691
      --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.2%
      --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------
================================================================================
*SEE INSTRUCTIONS
                               Page 4 of 13 Pages

CUSIP NO. 470883 10 9
          -----------
================================================================================
1     NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KENDALL GOETT
      --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
      --------------------------------------------------------------------------
3     SEC USE ONLY

      --------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
      --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]
      --------------------------------------------------------------------------
6     CITZENSHIP OR PLACE OF ORGANIZATION

      United States Citizen
      --------------------------------------------------------------------------
                    7  SOLE VOTING POWER

       NUMBER OF       ---------------------------------------------------------
        SHARES      8  SHARED VOTING POWER
      BENEFICIALLY     13,230,691
       OWNED BY        ---------------------------------------------------------
         EACH       9  SOLE DISPOSITIVE POWER
       REPORTING
        PERSON         ---------------------------------------------------------
         WITH      10  SHARED DISPOSITIVE POWER
                       13,230,691
                       ---------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,230,691
      --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.2%
      --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------
================================================================================
*SEE INSTRUCTIONS
                               Page 5 of 13 Pages

CUSIP NO. 470883 10 9
          -----------
================================================================================
1     NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SAMANTHA GOETT
      --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
      --------------------------------------------------------------------------
3     SEC USE ONLY

      --------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
      --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]
      --------------------------------------------------------------------------
6     CITZENSHIP OR PLACE OF ORGANIZATION

      United States Citizen
      --------------------------------------------------------------------------
                    7  SOLE VOTING POWER

       NUMBER OF       ---------------------------------------------------------
        SHARES      8  SHARED VOTING POWER
      BENEFICIALLY     13,230,691
       OWNED BY        ---------------------------------------------------------
         EACH       9  SOLE DISPOSITIVE POWER
       REPORTING
        PERSON         ---------------------------------------------------------
         WITH      10  SHARED DISPOSITIVE POWER
                       13,230,691
                       ---------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,230,691
      --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.2%
      --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------
================================================================================
*SEE INSTRUCTIONS
                               Page 6 of 13 Pages

CUSIP NO. 470883 10 9
          -----------
================================================================================
1     NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BROOKE-ASHTON GOETT
      --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
      --------------------------------------------------------------------------
3     SEC USE ONLY

      --------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
      --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]
      --------------------------------------------------------------------------
6     CITZENSHIP OR PLACE OF ORGANIZATION

      United States Citizen
      --------------------------------------------------------------------------
                    7  SOLE VOTING POWER

       NUMBER OF       ---------------------------------------------------------
        SHARES      8  SHARED VOTING POWER
      BENEFICIALLY     13,230,691
       OWNED BY        ---------------------------------------------------------
         EACH       9  SOLE DISPOSITIVE POWER
       REPORTING
        PERSON         ---------------------------------------------------------
         WITH      10  SHARED DISPOSITIVE POWER
                       13,230,691
                       ---------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,230,691
      --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.2%
      --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------
================================================================================
*SEE INSTRUCTIONS
                               Page 7 of 13 Pages

ITEM 1. SECURITY AND ISSUER.

     This Statement relates to the Common Stock, no par value (the "Common Stock"), of Janex International, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 615 Hope Road, Building One, Eatontown, New Jersey 07724.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(k)(1) and (2) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Futech Interactive Products, Inc., Vincent W. Goett, Melissa Goett, Kendall Goett, Samantha Goett and Brooke-Ashton Goett. The foregoing persons are sometimes hereinafter referred to collectively as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that such a "group" exists.

     Futech Interactive Products, Inc.

     (b)-(c)  Futech  Interactive  Products,   Inc.  ("Futech")  is  an  Arizona
corporation. The address of the principal executive offices of Futech is 2999 North 44th Street, Suite 225, Phoenix, Arizona 85018.

     Vincent W. Goett

     (b)-(c) Vincent W. Goett's business address is 2999 North 44th Street, Suite 225, Phoenix, Arizona 85018, and his present principal occupation or employment at such address is as Chairman and Chief Executive Officer of Futech Interactive Products, Inc. and Chairman, President and Chief Executive Officer of the Issuer.

     Melissa Goett

     (b)-(c) Melissa Goett's residence address is 6400 North 48th Street, Paradise Valley, Arizona 85253, and her present principal occupation or employment at such address is as a homemaker.

     Kendall Goett

     (b)-(c) Kendall Goett's residence address is 6400 North 48th Street, Paradise Valley, Arizona 85253, and she is a minor child and has no present principal occupation or employment.

                               Page 8 of 13 Pages

     Samantha Goett

     (b)-(c) Samantha Goett's residence address is 6400 North 48th Street, Paradise Valley, Arizona 85253, and she is a minor child and has no present principal occupation or employment.

     Brooke-Ashton Goett

     (b)-(c) Brooke Ashton Goett's residence address is 6400 North 48th Street, Paradise Valley, Arizona 85253, and she is a minor child and has no present principal occupation or employment.

     (d) To the best of the filing persons' knowledge, during the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) To the best of the filing persons' knowledge, during the last five years, none of the persons named in this Item 2 has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of such persons identified in this Item 2 are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to that certain Stock Purchase and Sale Agreement (the "Agreement") dated September 30, 1998, by and between Les Friedland, Dan Lesnick, Howard W. Moore and Helene Z. Moore, Trustees of the Howard W. Moore and Helene Z. Moore Revocable Trust, dated November 1, 1996, Howard Moore Associates, Inc. Defined Benefit Plan & Trust, Howard Moore Associates, Inc., a Nevada corporation, and Howard W. Moore, Futech, and Vincent W. Goett, Futech issued 3,750,000 shares of its Series A Preferred Stock and $750,000 in promissory notes in exchange for the 5,219,046 shares of Common Stock of the Issuer. Such promissory notes shall be due and payable on the later to occur of
(i) ninety (90) days after the date of the Stock  Purchase and Sale Agreement or
(ii) thirty (30) days after the closing by Futech of Futech's anticipated reverse merger into Issuer. The Issuer has issued to Futech 8,011,645 shares of its Common Stock and 5,000,000 shares of its Series A Convertible Preferred Stock as a conversion of receivables due Futech from the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

     Futech and certain other parties have consummated the Agreement, which provided for, among other things, the purchase by Futech of 5,219,046 shares of the Common Stock of the Issuer. The Agreement also provided that, after the closing of the transaction, the Issuer would cooperate with Futech in the

                               Page 9 of 13 Pages
appointment of a new board of directors for the Issuer which would be selected and/or approved by Futech. Pursuant thereto, Futech appointed three new directors to the Board of the Issuer. In addition, the Issuer has issued to Futech 8,011,645 shares of its Common Stock and 5,000,000 shares of its Series A Convertible Preferred Stock as a conversion of receivables due Futech from the Issuer. Futech currently plans to enter into a reverse merger with the Issuer, with the Issuer being the surviving entity, as soon as practicable.

     The Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The description of the Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Agreement.

     Except as described herein, Futech has no plans or proposals which would result in the acquisition or disposition of the Issuer's Common Stock or any other action enumerated in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The following information provided in this statement is based upon a total of 20,000,000 shares of Common Stock outstanding.

     (a) The aggregate number and percentage of Common Stock beneficially owned by Futech is 13,230,691 and 66.2% respectively. Vincent W. Goett, his wife Melissa Goett and their three minor children (Kendall Goett, Samantha Goett and Brooke-Ashton Goett) taken together beneficially own a total of 50,112,263 shares of the common stock of Futech or 42.9% of such shares. As such, if they were deemed to be a "group" for purposes of Schedule 13D, they would have indirect voting and investment control with respect to Futech's beneficial ownership of Common Stock of the Issuer. The Goetts may, therefore, each be deemed to be the beneficial owner of the 13,230,691 shares of Common Stock of the Issuer being acquired by Futech. Vincent W. Goett also individually owns 10,000 shares of the Common Stock of the Issuer, which may be deemed to be beneficially owned by Melissa Goett.

     (b) See Items 7 through 10 on the Cover Pages of this Schedule 13D.

     (c) Except for the execution and delivery of the Agreement, no transactions with respect to the Issuer's Common Stock and involving the Reporting Persons have taken place during the preceding 60 days.

     (d) Not applicable.

     (e) Not applicable.

                               Page 10 of 13 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Agreement, and any agreements referred to or contained therein, and the anticipated reverse merger (see description in Item 4 above), there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, or, to the knowledge of Futech, among any of Futech's executive officers and directors or between any of Futech's executive officers and directors and any other person, with respect to any securities of the Issuers.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1. Stock Purchase and Sale Agreement. (Previously filed)

                               Page 11 of 13 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   January 13, 1999

                                        FUTECH INTERACTIVE PRODUCTS, INC.


                                        By: /s/ Vincent W. Goett
                                            -----------------------------------
                                        Its: Chief Executive Officer
                                             -----------------------------------


                                        /s/ Vincent W. Goett
                                        ----------------------------------------
                                            Vincent W. Goett


                                        /s/ Melissa Goett
                                        ----------------------------------------
                                            Melissa Goett


                                        /s/ Vincent W. Goett
                                        ----------------------------------------
                                            Vincent W. Goett, as legal guardian
                                            for Kendall Goett


                                        /s/ Vincent W. Goett
                                        ----------------------------------------
                                            Vincent W. Goett, as legal guardian
                                            for Samantha Goett


                                        /s/ Vincent W. Goett
                                        ----------------------------------------
                                            Vincent W. Goett, as legal guardian
                                            for Brooke-Ashton Goett

                               Page 12 of 13 Pages

                                  EXHIBIT INDEX

Exhibit No.                Document Description
-----------                --------------------

1. Stock Purchase and Sale Agreement dated September 30, 1998, by and between Les Friedland, Dan Lesnick, Howard W. Moore and Helene Z. Moore, Trustees of the Howard W. Moore and Helene Z. Moore Revocable Trust, dated November 1, 1996, Howard Moore
               Associates, Inc. Defined Benefit Plan & Trust, Howard Moore Associates, Inc., a Nevada corporation, and Howard W. Moore, Futech Interactive Products, Inc., an Arizona corporation, and Vincent W. Goett. (Previously filed)

99.1.A         Agreement pursuant to Rule 13d-1(k)(1)(iii).

                               Page 13 of 13 Pages